United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 28, 2011
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 28, 2011, MGE Power Elm Road, LLC (MGE Power Elm Road), a wholly-owned subsidiary of MGE Energy, Inc., issued $30 million in principal amount of its 4.74% senior secured notes, Series B, due February 25, 2041 (Series B Notes). The Series B Notes were issued pursuant to a First Supplement to Note Purchase Agreement dated as of February 28, 2011 (First Supplement) between MGE Power Elm Road and the purchaser named therein. See Item 2.03 below for a description of the Series B Notes and the related First Supplement.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On February 28, 2011, MGE Power Elm Road issued $30 million of its 4.74% senior secured notes, Series B, due February 25, 2041. The Series B Notes were issued pursuant to the First Supplement. The original Note Purchase Agreement dated as of February 3, 2010 (Note Purchase Agreement) was entered in connection with the issuance by MGE Power Elm Road of $50 million principal amount of its 5.04% senior secured notes, Series A, due February 3, 2040 (Series A Notes). The Series A Notes and the Series B Notes are secured pursuant to the provisions of a Collateral Trust Indenture, Security and Assignment Agreement dated as of February 3, 2010 (Collateral Trust Indenture) among MGE Power Elm Road, the note purchasers, as secured parties, and U.S. Bank National Association, as collateral trustee. The purchaser of the Series B Notes executed a joinder agreement to become a party to the Collateral Trust Indenture.

MGE Power Elm Road and two other owners own undivided interests in two coal-fired generating units in Oak Creek, Wisconsin. Unit 1 entered commercial operation on February 2, 2010, and Unit 2 entered commercial operation on January 12, 2011. Each unit has the capacity to produce 615 MW of electricity. Wisconsin Electric Power Company owns approximately 83% of the generating units and is the operator for those units. MGE Power Elm Road owns an 8.33% ownership interest in both units. MGE Power Elm Road leases its ownership interest in the two units to Madison Gas and Electric Company (MGE) pursuant to two separate facility lease agreements (the Facility Lease Agreements).

The Series A Notes and the Series B Notes are secured by a collateral assignment of the Facility Lease Agreements and the lease payments to be made thereunder. The net proceeds from the sale of the Series B Notes were used to repay existing short-term indebtedness at MGE Energy, consisting of bank loans, which were used to finance a portion of the construction of the generating units.

The Series B Notes provide for monthly principal and interest payments, which commence on March 25, 2011, and continue until maturity. The principal payments are level over the life of the Series B Notes, for an effective average life of 15 years. Events of default under the Note Purchase Agreement include failures to pay principal, make-whole premium, or interest on the Series A Notes or the Series B Notes; defaults in the performance of various covenants; cross-defaults to specified other indebtedness of MGE Power Elm Road and MGE; failure to pay specified judgments; certain bankruptcy-related events; and defaults under the Facility Lease Agreements; subject to any applicable cure periods. The Note Purchase Agreement requires MGE Power Elm Road to maintain a projected debt service coverage ratio at the end of any calendar quarter of not less than 1.25 to 1.00 for the trailing 12-month period.

Copies of the First Supplement and the Joinder to Collateral Trust Indenture, Security and Assignment Agreement are filed as Exhibit 4.1 and Exhibit 4.2 to this report. Copies of the Note Purchase Agreement and the Collateral Trust Indenture were filed as exhibits to MGE Energy's and MGE's current report on Form 8-K dated February 4, 2010, which were filed with the Securities and Exchange Commission (SEC) on February 9, 2010. Reference is made to the First Supplement and the Note Purchase Agreement for the definitive provisions governing the Series B Notes, including the form of the Series B Notes, and the Collateral Trust Indenture for the definitive provisions regarding the security for the Series A Notes and the Series B Notes.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by the Registrants include those factors discussed herein, as well as the items discussed in ITEM 1A. Risk Factors in the Registrant's annual report on Form 10-K for the year ended December 31, 2010, and other factors discussed in filings made by the Registrants with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Registrants do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: NA
(b) Pro forma financial information: NA
(c) Shell company transactions: NA
(d) Exhibit(s):

Exhibit No.	Description
4.1	First Supplement to Note Purchase Agreement dated as of February 28, 2011, between MGE Power Elm Road, LLC, and the purchaser named therein, including form of 4.74% Senior Secured Notes, Series B, due February 25, 2041.
4.2	Joinder to Collateral Trust Indenture, Security and Assignment Agreement dated as of February 28, 2011, among MGE Power Elm Road, LLC, the note purchaser, as secured party, and U.S. Bank National Association, as collateral trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: March 3, 2011 /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 28, 2011

Exhibit No.	Description
4.1	First Supplement to Note Purchase Agreement dated as of February 28, 2011, between MGE Power Elm Road, LLC, and the purchaser named therein, including form of 4.74% Senior Secured Notes, Series B, due February 25, 2041.
4.2	Joinder to Collateral Trust Indenture, Security and Assignment Agreement dated as of February 28, 2011, among MGE Power Elm Road, LLC, the note purchaser, as secured party, and U.S. Bank National Association, as collateral trustee.

EXHIBIT 4.1

Execution Version

MGE Power Elm Road, LLC

_____

First Supplement to Note Purchase Agreement

Dated as of February 28, 2011

_____

Re: $30,000,000 4.74% Senior Secured Notes, Series B, due February 25, 2041

Table of Contents

Attachments:

Schedule A	—	Information Relating to Purchasers
Exhibit 1	—	Form of 4.74% Senior Secured Notes, Series B, due February 25, 2041
Schedule 5	—	Supplemental Representations of the Issuer
Schedule 5.3	—	Disclosure Materials
Schedule 5.4	—	Financial Information
Schedule 5.5	—	Material Agreements, Orders, Judgments, Etc.
Schedule 5.14	—	Indebtedness
Schedule 5.20(g)	—	Projected Debt Service Coverage Ratio
Schedule 7.1	—	Scheduled Prepayments of Series B Notes

First Supplement to Note Purchase Agreement

This First Supplement is entered into as of February 28, 2011 (this *"First Supplement"*), among MGE Power Elm Road, LLC, a Wisconsin limited liability company (the *"Issuer"*), and the institutional investors named on Schedule A hereto (each, a *"Purchaser"* and, collectively, the *"Purchasers"*).

Recitals

A.   The Issuer has entered into the Note Purchase Agreement dated as of February 3, 2010, with the purchasers listed in Schedule A thereto (the *"Note Purchase Agreement"*);

B.   The Issuer desires to issue and sell, and the Purchasers desire to purchase, an additional series of Notes (as defined in the Note Purchase Agreement) pursuant to the Note Purchase Agreement and in accordance with the terms set forth below; and

C.   Capitalized terms used in this First Supplement have the meanings ascribed to them in Section 11 below (unless elsewhere defined herein).

Now, Therefore, the Issuer and the Purchasers agree as follows:

1.   *Authorization of the New Series of Notes*. The Issuer has authorized the issue and sale of $30,000,000 aggregate principal amount of Notes to be designated as its 4.74% Senior Secured Notes, Series B, due February 25, 2041 (the *"Series B Notes"*, such term to include any such Notes issued in substitution therefor pursuant to Section 13 of the Note Purchase Agreement). The Series B Notes shall be substantially in the form set out in Exhibit 1 to this First Supplement, with such changes therefrom, if any, as may be approved by the Purchasers and the Issuer.

2.   *Sale and Purchase of Series B Notes*. Subject to the terms and conditions of this First Supplement and the Note Purchase Agreement, the Issuer will issue and sell to each of the Purchasers, and the Purchasers will purchase from the Issuer, at the Closing provided for in Section 3 hereof, Series B Notes in the principal amount specified opposite their respective names in the attached Schedule A at the purchase price of 100% of the principal amount thereof. The obligations of the Purchasers hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance by any other Purchaser hereunder.

3.   *Closing*. The sale and purchase of the Series B Notes to be purchased by the Purchasers shall occur at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, IL 60603, at 10:00 a.m., Chicago time, at a closing (the *"Closing"*) on February 28, 2011 or on such other Business Day thereafter on or prior to March 4, 2011 as may be agreed upon by the Issuer and the Purchasers. At the Closing, the Issuer will deliver to each Purchaser the Series B Notes to be purchased by it in the form of a single Note (or such greater number of Series B Notes in denominations of at least $500,000 as such Purchaser may request) dated the date of the Closing and registered in its name (or in the name of its nominee), against delivery by

such Purchaser to the Issuer or their order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Issuer to JPMorgan Chase Bank, N.A., ABA No. xxx xxx xxx, Account No. xxx-xxx-xxx and Ref: MGE Power Elm Road, LLC. If at the Closing the Issuer shall fail to tender such Series B Notes to a Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 of the Note Purchase Agreement, as modified or expanded by Section 4 hereof, shall not have been fulfilled to such Purchaser's reasonable satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this First Supplement, without thereby waiving any rights it may have by reason of such failure or such nonfulfillment.

4.   *Conditions to Closing.* Each Purchaser's obligation to purchase and pay for the Series B Notes to be sold to it at the Closing is subject to the fulfillment to its reasonable satisfaction, prior to or at the Closing, of the conditions set forth in Section 4 of the Note Purchase Agreement, except that all references to "Purchaser" therein shall be deemed to refer to the Purchasers hereunder, all references to "this Note Purchase Agreement" or "this Agreement" shall be deemed to refer to the Note Purchase Agreement as supplemented by this First Supplement, and all references to "Notes" or "Series A Notes" therein shall be deemed to refer to the Series B Notes, and as hereafter modified, and to the following additional conditions:

(a)   The Purchasers and the Issuer shall have executed and delivered a joinder substantially in the form of Annex A to the Collateral Trust Indenture, agreeing to be bound by the terms and provisions of the Collateral Trust Indenture.

(b)   MGE, the Issuer and the Collateral Trustee, on behalf of the Secured Parties, shall execute and deliver a Consent Agreement with respect to the Series B Notes.

(c)   In lieu of Section 4.9 of the Note Purchase Agreement, since December 31, 2009, no event or condition shall have occurred which reasonably may be expected to cause a Material Adverse Effect with respect to the Issuer, MGE or the Facilities.

(d)   Such Purchaser shall have received a copy of each amendment, supplement, waiver or other modification to each of the Project Agreements since February 3, 2010, certified as true, accurate and complete by the Issuer; and the Issuer shall further certify that each of the Project Agreements are in full force and effect without amendment, modification or waiver (except as aforementioned) and that no defaults or events, which with the lapse of time or the giving of notice, will create a default, have occurred and are continuing thereunder.

(e)   Such Purchaser shall have received a copy of each amendment, supplement, waiver or other modification to the Intercompany Note since February 3, 2010, certified as true, accurate and complete by the Issuer; and the Issuer shall further certify that the Intercompany Note is in full force and effect without amendment, modification or waiver (except as aforementioned) and that no defaults or events, which with the lapse of time or the giving of notice, will create a default, have occurred and are continuing thereunder. Such Purchaser shall also have received a reaffirmation of the Subordination Agreement by each of MGE Power LLC and the Issuer in form and substance reasonably satisfactory to such Purchaser.

(f)   Such Purchaser shall have received a reaffirmation of the Parent Undertaking by the Parent in form and substance reasonably satisfactory to such Purchaser. The Parent shall also have executed and delivered to such Purchaser the Parent Undertaking II pursuant to which the Parent covenants and agrees to pay when and as due any and all "Delay Damages" (as defined in the Unit 2 Facility Lease Agreement) related to the period from and including September 30, 2010 through and including January 12, 2011, which are required to be paid by the Issuer to MGE pursuant to Section 2.3(a) of the Unit 2 Facility Lease Agreement as a result of the Unit 2 Commercial Operation Date not having occurred on or prior to the "Scheduled Commercial Operation Date" (as defined in the Unit 2 Facility Lease Agreement).

(g)   The Issuer shall have provided to such Purchaser a written estoppel certificate pursuant to Section 21.1(a) of the Unit 2 Facility Lease Agreement.

5.   *Representations and Warranties of the Issuer*.   With respect to each of the representations and warranties of the Issuer contained in Section 5 to the Note Purchase Agreement, the Issuer represents and warrants to the Purchasers that, as of the date hereof, (i) the representations and warranties contained in Sections 5.1, 5.2, 5.6 through 5.10 (inclusive), 5.15 through 5.19 (inclusive). and 5.21 through 5.25 (inclusive) are true and correct except that all references to "Purchaser" therein shall be deemed to refer to the Purchasers hereunder, all references to "this Note Purchase Agreement" or "this Agreement" shall be deemed to refer to the Note Purchase Agreement as supplemented by this First Supplement, and all references to "Notes" or "Series A Notes" therein shall be deemed to refer to the Series B Notes, (ii) the representations and warranties contained in Section 5.4 are true and correct, except that the reference to Schedule 5.4 therein shall be deemed to refer to the Schedule 5.4 to this First Supplement, (iii) the representations and warranties contained in Section 5.5 are true and correct, except that the reference to Schedule 5.5 therein shall be deemed to refer to the Schedule 5.5 to this First Supplement and (iv) the representations and warranties contained in Sections 5.3, 5.11 through 5.14 (inclusive), and 5.20, as amended, restated and supplemented as set forth in Schedule 5 to this First Supplement are true and correct.

6.   *Representations of the Purchasers.*   Each Purchaser confirms to the Issuer that the representations set forth in Sections 6.1 and 6.2 of the Note Purchase Agreement (except that references therein to the "Series A Notes" shall be deemed to refer to the Series B Notes) are true and correct as to such Purchaser.

7.   *Prepayments of the Series B Notes*.

7.1.   *Scheduled Payments for the Series B Notes.*   (a) In addition to paying the entire outstanding principal amount of, and the interest due on, the Series B Notes on the Maturity Date, the Issuer agrees to prepay, and there shall become due and payable, principal amounts of the Series B Notes (together with accrued interest owing thereon) on the respective dates set out on Schedule 7.1 hereto (the *"Series B Notes Amortization Schedule"*).

(b)   Each such prepayment of principal made pursuant to Section 7.1(a) hereof shall be at 100% of the principal amount to be prepaid (but without payment of any Make-Whole Amount), together with interest accrued thereon to the date of prepayment.

(c)   The Issuer's exercise of the prepayment option contained in Section 8.2 of the Note Purchase Agreement and any required prepayment pursuant to Section 8.4 of the Note Purchase Agreement, in each case which results in a prepayment of less than all of the outstanding principal amount of the Series B Notes, shall be applied to reduce the principal amount of each required prepayment of the Series B Notes becoming due under this Section 8.1 on and after the date of such prepayment in the same proportion as the aggregate unpaid principal amount of the Series B Notes is reduced as a result of such prepayment.

(d)   Upon any partial prepayment of the Series B Notes pursuant to Sections 8.2 or 8.4 of the Note Purchase Agreement, the Issuer shall prepare and distribute to the Collateral Trustee, for further distribution by the Collateral Trustee to the holders, a revised Series B Notes Amortization Schedule that shall automatically amend Schedule 7.1 hereto (subject to the terms of this paragraph). The revised Series B Notes Amortization Schedule shall reflect the aggregate principal amount of the Series B Notes becoming due after any partial prepayment referred to above for each scheduled payment date following such partial prepayment. In the event that the holders of more than 50% in aggregate principal amount outstanding of the Series B Notes do not concur with the revised Series B Notes Amortization Schedule prepared by the Issuer, within 15 Business Days after receipt by such holders of such revised Series B Notes Amortization Schedule delivered by the Collateral Trustee, such holders of the Series B Notes shall provide a corrected revised Series B Notes Amortization Schedule to the Issuer and the Collateral Trustee prepared in accordance with the provisions of this Section 7.1, and such Series B Notes Amortization Schedule shall be presumptively correct absent manifest error.

(e)   All partial prepayments of the Series B Notes pursuant to Section 7.1(a) hereof shall be applied to the outstanding Series B Notes ratably in accordance with the unpaid principal amounts thereof.

7.2.   *Other Prepayment Terms*. Unless otherwise specified herein to the contrary, the Company shall repay the Series B Notes in accordance with the provisions of the Note Purchase Agreement and of the Series B Notes and the Series B Notes shall be subject to the mandatory and optional prepayment provisions of the Note Purchase Agreement.

8.   *Provision for Make-Whole Amount For Series B Notes*. The Issuer acknowledges that the right of each holder of a Series B Note to maintain a rate of return based upon the full term of the Series B Notes (and the scheduled prepayments under Section 7.1 hereof) is a valuable right, and that the provisions for payment of the Make-Whole Amount by the Issuer in the event that (a) the Series B Notes are otherwise prepaid (other than in connection with an Event of Total Loss) or (b) the maturity of the Series B Notes is accelerated, are intended (and

shall be deemed for all purposes) to provide reasonable compensation for the deprivation of such right under such circumstances.

For purposes of the provisions of the Note Purchase Agreement and this First Supplement, the term *"Make-Whole Amount"* means, with respect to any Series B Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Series B Note over the amount of such Called Principal, *provided* that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"Called Principal" means, with respect to any Series B Note, the principal of such Series B Note that is to be prepaid pursuant to Section 8.2 or Section 8.4(b) of the Note Purchase Agreement or has become or is declared to be immediately due and payable pursuant to Section 12.1 of the Note Purchase Agreement, as the context requires.

"Discounted Value" means, with respect to the Called Principal of any Series B Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Series B Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Reinvestment Yield" shall mean, with respect to the Called Principal of any Series B Note, 0.50% over the yield to maturity implied by (a) the yields reported, as of 10:00 a.m. (New York, New York time) on the second (2) Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" on the Bloomberg Financial Services Screen (or such other display as may replace Page PX1 on the Bloomberg Financial Services Screen) for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second (2) Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. In the case of each determination under the foregoing clauses (a) or (b), as the case may be, such implied yield will be determined, if necessary, by (1) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (2) interpolating linearly between (i) the actively traded U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (ii) the actively traded U.S. Treasury security with the maturity closest to and less than the Remaining

Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Series B Note. For purpose of clarification, the terms "actively traded U.S. Treasury securities" and "actively traded U.S. Treasury security" appearing in this definition of "Reinvestment Yield" are used to mean "actively traded, on the run U.S. Treasury securities" and "actively traded, on the run U.S. Treasury security", respectively.

"Remaining Average Life" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of each such Remaining Scheduled Payment.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Series B Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, Section 8.4(b) or Section 12.1 of the Note Purchase Agreement.

"Settlement Date" means, with respect to the Called Principal of any Series B Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or Section 8.4(b) of the Note Purchase Agreement or has become or is declared to be immediately due and payable pursuant to Section 12.1 of the Note Purchase Agreement, as the context requires.

9.   *Applicability of Note Purchase Agreement*. Except as otherwise expressly provided herein (and expressly permitted by the Note Purchase Agreement), all of the provisions of the Note Purchase Agreement are incorporated by reference herein, shall apply to the Series B Notes as if expressly set forth in this First Supplement and all references to "Notes" shall include the Series B Notes. Without limiting the foregoing, the Issuer agrees to pay all costs and expenses incurred in connection with the initial filing of this First Supplement and all related documents and financial information with the SVO provided that such costs and expenses with respect to the Series B Notes shall not exceed $3,000.

10.   *Governing Law*.   This First Supplement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

11.　*Definitions*.　　Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned thereto in the Note Purchase Agreement.　For purposes hereof and the Note Purchase Agreement, the following terms shall have the following respective meanings:

"Default Rate" means, with respect to the Series B Notes, that rate of interest that is the greater of (1) 2.00% per annum above the rate of interest stated in clause (a) of the first paragraph of the Series B Notes or (2) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its "base" or "prime" rate.

"Maturity Date" means, with respect to the Series B Notes, February 25, 2041.

"Parent Undertaking II" means the Undertaking, dated as of February 28, 2011, from the Parent to and for the benefit of the Issuer and the Secured Parties.

"Unit 2 Commercial Operation Date" has the meaning ascribed to "Commercial Operation Date" in the Unit 2 Facility Lease Agreement as in effect on the date hereof.

[Remainder of page intentionally left blank]

In Witness Whereof, the Issuer and the Purchasers have caused this First Supplement to be executed and delivered as of the date set forth above.

Very truly yours,

MGE Power Elm Road, LLC

By: /s/ Jeffrey C. Newman_____

Name: Jeffrey C. Newman

Title: Manager

Metropolitan Life Insurance Company

By: /s/ John A. Tanyeri
Name: John A. Tanyeri
Title: Director

Information Relating to Purchasers

	Principal Amount of
Name and Address of Purchaser	Series B Notes
	to Be Purchased

Metropolitan Life Insurance Company $30,000,000
1095 Avenue of the Americas
New York, NY 10036

(Securities to be registered in the name of Metropolitan Life Insurance Company)

Payments

All scheduled payments of principal and interest by wire transfer of immediately available funds to:

       Bank Name: JPMorgan Chase Bank
       ABA Routing #: #021-000-021
       Account No.:   002-2-410591
       Account Name: Metropolitan Life Insurance Company
       Reference: MGE Power Elm Road, LLC, 4.74% Senior Secured Notes, Series B, due February 25, 2041
                       PPN 55296@ AB1

With sufficient information to identify the source and application of such funds, including issuer, PPN#, interest rate, maturity and whether payment is of principal, interest, make whole amount or otherwise. For all payments other than scheduled payments of principal and interest, the Company shall seek instructions from the holder, and in the absence of instructions to the contrary, will make such payments to the account and in the manner set forth above.

Notices

All notices and communications:

       Metropolitan Life Insurance Company
       Investments, Private Placements
       P. O. Box 1902
       10 Park Avenue
       Morristown, New Jersey 07962-1902
       Attention: Director
       Fax Number: (973) 355-4250

With a copy (OTHER than with respect to deliveries of financial statements) to:

Metropolitan Life Insurance Company
P. O. Box 1902
10 Park Avenue
Morristown, New Jersey 07962-1902
Attention: Chief Counsel - Securities Investments (PRIV)
Email: sec_invest_law@metlife.com

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 13-5581829

Deliver Notes to:

Metropolitan Life Insurance Company
Securities Investments, Law Department
10 Park Avenue
Morristown, New Jersey 07962-1902
Attention: Karen G. Crockett, Esq.

[Form of Series B Note]

MGE Power Elm Road, LLC

4.74% Senior Secured Notes, Series B, Due February 25, 2041

No. [_____]   [Date]
$[_____]   PPN 55296@ AB1

For Value Received, the undersigned, MGE Power Elm Road, LLC (herein called the *"Issuer"*), a limited liability company organized and existing under the laws of the State of Wisconsin, hereby promises to pay to [_____], or registered assigns, the principal sum of [_____] Dollars in accordance with the terms of this Note, and with interest from the date hereof (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 4.74% per annum, payable monthly, on the 25th day of each month, commencing with March 25, 2011 and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount, payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.74% and (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its "base" or "prime" rate. The unpaid principal balance hereof together with accrued and unpaid interest hereon shall be payable by the Issuer in equal monthly installments (on the 25th day of each month in each year and at maturity, commencing with March 25, 2011) in the amount indicated on the amortization schedule attached to this Note (or any revised amortization schedule circulated to the holder upon a prepayment of the Note in accordance with the terms of Section 7.1 of the First Supplement (as referred to below)), which monthly installment shall be allocated between principal and interest as set forth in said amortization schedule (with the amount of each monthly installment being reduced pro rata for any partial prepayment of this Note pursuant to the terms of Section 7.1 of the First Supplement). Any and all remaining unpaid principal and interest shall be due and payable on final maturity on February 25, 2041.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America in Milwaukee, Wisconsin at the principal office of U.S. Bank National Association in such jurisdiction or at such other place as the Issuer shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Secured Notes (herein called the *"Notes"*) issued pursuant to the First Supplement, dated as of February 28, 2011 (as from time to time amended, modified or supplemented, the *"First Supplement"*), among the Issuer and the respective Purchasers named therein, which First Supplement supplements the Note Purchase Agreement, dated as of February 3, 2010 (such Note Purchase Agreement, as supplemented by the First Supplement and as from time to time hereafter amended, modified or supplemented the *"Note Purchase Agreement"*), between the Issuer and the respective Purchasers named therein, and is

EXHIBIT 1
(to First Supplement)

entitled to the benefits thereof. Each Holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement, (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreement and (iii) to have agreed to the terms and conditions of the Collateral Trust Indenture, to be bound by the terms thereof and to have all the rights and benefits granted to a Secured Party therein (without any further action on the part of such transferee). Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Issuer may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Issuer will not be affected by any notice to the contrary.

This Note is secured by certain assets of the Issuer pursuant to the terms of the Note Purchase Agreement and the Security Documents.

The Issuer will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreement. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

MGE Power Elm Road, LLC

By: _____
Name: _____
Title: Manager

Supplemental Representations of the Issuer

The Issuer represents and warrants to each Purchaser that except as hereinafter set forth in this Schedule 5, each of the representations and warranties set forth in Section 5 to the Note Purchase Agreement is true and correct as of the date hereof with respect to the Series B Notes with the same force and effect as if each reference to "Series A Notes" or "Notes" set forth therein was modified to refer the "Series B Notes" and each reference to "this Note Purchase Agreement" or "this Agreement" therein was modified to refer to the Note Purchase Agreement as supplemented by the First Supplement. The Section references hereinafter set forth correspond to the similar sections in Section 5 to the Note Purchase Agreement which are supplemented hereby:

Section 5.3.   Disclosure. Except as specifically disclosed in Schedule 5.3 to the First Supplement, the Financing Documents and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Issuer and MGE in connection with the transactions contemplated hereby and identified in Schedule 5.3 to the First Supplement, and the financial statements referred to in Section 5.4 (the Financing Documents and such documents, certificates or other writings and such financial statements delivered to each Purchaser prior to January 12, 2011 being referred to, collectively, as the *"Disclosure Documents"*), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Since December 31, 2009, there has been no change in the Facilities or the financial condition, operations, business or properties of the Issuer or MGE except changes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Issuer that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

Section 5.11.   Compliance with ERISA. (a) The Issuer does not operate or administer any Plan. MGE and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and would not reasonably be expected to result in a Material Adverse Effect. Neither the Issuer, MGE nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by the Issuer, MGE or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Issuer, MGE or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not result, individually or in the aggregate, in a Material Adverse Effect.

(b)   The present value of the aggregate benefit liabilities under each of the Plans to which Title IV of ERISA applies (other than (i) Multiemployer Plans and (ii) any Plans covered by the representation in Section 5.11(d)), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not at such time exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than $50,000,000 in the case of any single Plan and by more than $80,000,000 in the aggregate for all Plans (other than Plans covered by the representation in Section 5.12(d)). The term "benefit liabilities" has the meaning specified in Section 4001 of ERISA and the terms "current value" and "present value" have the meanings specified in Section 3 of ERISA.

(c)   The Issuer, MGE and each of their respective ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(d)   The expected post-retirement benefit obligation (determined as of the last day of the Issuer's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Issuer or MGE, respectively, would not result in a Material Adverse Effect or has otherwise been disclosed in footnote 13 of Notes to Consolidated Financial Statements in Part II, Item 8. "Financial Statements and Supplementary Data" in MGE's Annual Report on Form 10-K for the year ended December 31, 2009 and footnote 7 in Part 1, Item 1. "Financial Information" in MGE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

(e)   The execution and delivery of this Agreement and the other Financing Documents and the issuance and sale of the Series A Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which an excise tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation by the Issuer in the first sentence of this Section 5.11(e) is made in reliance upon and subject to the accuracy of such Purchaser's representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Series A Notes to be purchased by such Purchaser.

Section 5.12.   *Private Offering by the Issuer*. Neither the Issuer nor anyone acting on its behalf has offered the Series B Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than one other Institutional Investor, each of which has been offered the Series B Notes at a private sale for investment. Neither the Issuer nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Series B Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

Section 5.13.   *Use of Proceeds; Margin Regulations*. The Issuer will apply the proceeds of the sale of the Series B Notes to make a distribution to enable the Parent to repay indebtedness incurred to finance the development and construction of the Facilities. No part of the proceeds from the sale of the Series B Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuer or MGE in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). As used in this section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U. The Issuer does not own and will not acquire any margin stock.

Section 5.14. Indebtedness. (a) Schedule 5.14 to the First Supplement sets forth a complete and correct list of all outstanding Indebtedness of the Issuer as of December 31, 2010 (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and Guaranty thereof, if any), since which date there has been no material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Indebtedness. The Issuer is not in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Issuer and no event or condition exists with respect to any Indebtedness of the Issuer that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in Schedule 5.14 to the First Supplement, since September 30, 2010, there has been no material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness reflected on the financial statements of MGE as of such date (copies of which have been delivered to the Purchasers). MGE is not in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of MGE. No event or condition exists with respect to any Indebtedness of MGE, the principal amount of which is at least $35,000,000, that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(c) The Issuer has not agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien (other than Excepted Liens).

(d) The Issuer is not a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Issuer, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of the Issuer, except as described in Schedule 5.14.

Section 5.20. Facility Lease Agreements; Etc. (a) The Facility Lease Agreements and the other Project Agreements are valid, binding and enforceable against the parties thereto in accordance with their terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The Unit 1 Commercial Operation Date has occurred and is in effect as of February 2, 2010. In accordance with Section 2.8 of the Unit 1 Facility Lease Agreement, the Issuer is presently leasing to MGE, and MGE is presently leasing from the Issuer, the Unit 1 Facility, and

MGE is now obligated for the continued payment of Basic Rent under the Unit 1 Facility Lease Agreement on each Rent Payment Date during the Base Term (the terms "Basic Rent," "Rent Payment Date" and "Base Term," as used in this Section 5.20(b), have the meanings set forth in the Unit 1 Facility Lease Agreement as in effect on the date hereof).

(c)   The Unit 2 Commercial Operation Date has occurred and is in effect as of January 12, 2011. In accordance with Section 2.8 of the Unit 2 Facility Lease Agreement, the Issuer is presently leasing to MGE, and MGE is presently leasing from the Issuer, the Unit 2 Facility, and MGE is now obligated for the continued payment of Basic Rent under the Unit 2 Facility Lease Agreement on each Rent Payment Date during the Base Term (the terms "Basic Rent," "Rent Payment Date" and "Base Term," as used in this Section 5.20(c), have the meanings set forth in the Unit 2 Facility Lease Agreement as in effect on the date hereof)

(d)   The Basic Rent payable under the Unit 1 Facility Lease Agreement for each period is in excess of the amount required to make scheduled payments under the Note Purchase Agreement and the Series A Notes for such period. The amount payable under the Unit 1 Facility Lease Agreement in an Event of Total Loss or other termination of the Unit 1 Facility Lease Agreement is in excess of the aggregate amount of principal, interest and Make-Whole Amount, if any, on the Series A Notes and all other obligations of the Issuer under the Note Purchase Agreement and the Series A Notes.

(e)   The Basic Rent payable under the Unit 2 Facility Lease Agreement for each period is in excess of the amount required to make scheduled payments under this First Supplement and the Series B Notes for such period. The amount payable under the Unit 2 Facility Lease Agreement in an Event of Total Loss or other termination of the Unit 2 Facility Lease Agreement is in excess of the aggregate amount of principal, interest and Make-Whole Amount, if any, on the Series B Notes and all other obligations of the Issuer under this First Supplement and the Series B Notes.

(f)   The Projected Debt Service Ratio as of the Unit 1 Commercial Operation Date is estimated by the Issuer to be approximately 3.01 to 1.0 and is not less than 1.25:1.00 as of the first day of each year thereafter through January 1, 2040, as illustrated in Schedule 5.20 to the Note Purchase Agreement.

(g)   The Projected Debt Service Ratio as of the Unit 2 Commercial Operation Date is estimated by the Issuer to be approximately 4.46 to 1.00 and is not less than 1.25:1.00 as of the first day of each year thereafter through January 1, 2041, as illustrated on Schedule 5.20(g) hereto.

Disclosure Materials

None.

Financial Information

MGE Power Elm Road, LLC

(1)   Statements of Income for the years ended December 31, 2010 and 2009 (unaudited).

(2)   Statements of Cash Flows for the years ended December 31, 2010 and 2009 (unaudited).

(3)   Consolidated Balance Sheets as of December 31, 2010 and 2009 (unaudited).

Madison Gas and Electric Company

(1)   Report of Independent Registered Public Accounting Firm.

(2)   Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007.

(3)   Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

(4)   Consolidated Balance Sheets as of December 31, 2009 and 2008.

(5)   Consolidated Capitalization Statement as of December 31, 2009 and 2008.

(6)   Consolidated Statements of Common Equity and Comprehensive Income as of December 31, 2009, 2008 and 2007.

(7)   Notes to Consolidated Financial Statements referred to in paragraphs 1-6 above.

(8)   Consolidated Statements of Income for the three months and nine months ended September 30, 2010 and 2009 (unaudited).

(9)   Consolidated Statements of Cash Flows for the nine months ended September 30, 2010 and 2009 (unaudited).

(10)   Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009 (unaudited).

SCHEDULE 5.4
(to First Supplement)

(11)   Notes to Consolidated Financial Statements (unaudited) referred to in paragraphs 8-10 above.

Material Agreements, Orders, Judgments, Etc.

MGE Power Elm Road, LLC

    (1)   Elm Road Generating Station I Ownership Agreement, dated as of December 17, 2004, among the Issuer, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners, Elm Road Services, LLC, as Project Manager, and W.E. Power LLC.

    (2)   Elm Road Generating Station I Facility Lease Agreement, dated as of November 4, 2005, among the Issuer, as Lessor, and MGE, as Lessee.

    (3)   Elm Road Generating Station I Easement and Indemnification Agreement, dated as of December 17, 2004, among the Issuer and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor.

    (4)   Assignment and Assumption Agreement, dated as of November 4, 2004, from the Issuer, as Assignor, to MGE, as Assignee, relating to Elm Road Generating Station I Easement and Indemnification Agreement, dated as of December 17, 2004, among the Issuer and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor.

    (5)   Elm Road Generating Station II Ownership Agreement, dated as of December 17, 2004, among the Issuer, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners, Elm Road Services, LLC, as Project Manager, and W.E. Power LLC.

    (6)   Elm Road Generating Station II Facility Lease Agreement, dated as of November 4, 2005, among the Issuer, as Lessor, and MGE, as Lessee.

    (7)   Elm Road Generating Station II Easement and Indemnification Agreement, dated as of December 17, 2004, among the Issuer and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor.

    (8)   Assignment and Assumption Agreement, dated as of November 4, 2004, from the Issuer, as Assignor, to MGE, as Assignee, relating to Elm Road Generating Station II Easement and Indemnification Agreement, dated as of December 17, 2004, among the Issuer and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor.

    (9)   Elm Road Generating Station New Common Facilities Ownership Agreement, dated as of December 17, 2004, among the Issuer, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners.

(10) Turnkey Engineering, Procurement and Construction Contract for Supercritical Pulverized Coal Fired Electric Generation Facility, dated as of April 9, 2004, between Elm Road Services, LLC and Bechtel Power Corporation.

(11) Amended and Restated Generation-Transmission Interconnection Agreement dated as of November 30, 2004 between American Transmission Company LLC and Wisconsin Electric Power Company for the Oak Creek Plant, Power the Future Units.

(12) Operating Agreement of MGE Power Elm Road, LLC among MGE Power LLC, as sole member; Gary J. Wolter, Kristine A. Euclide and Jeffrey C. Newman, as managers; and acknowledged by James B. Egle, as organizer.

(13) See Final Decision and Order of PSCW in items (19) and (20) below under Madison Gas and Electric Company.

(14) Order of the Federal Energy Regulatory Commission issued November 19, 2004 (Docket No. EL04-136-000), granting MGE Energy, Inc.'s, MGE Power LLC's and the Issuer's petition for declaratory order and disclaiming jurisdiction.

(15) Settlement Agreement and Release, effective as of December 16, 2009, between Bechtel Power Corporation and Elm Road Services, LLC.

Madison Gas and Electric Company

(1) Indenture of Mortgage and Deed of Trust, dated as of January 1, 1946, between MGE and U.S. Bank, N.A. (successor to First Wisconsin Trust Company), as Trustee, as supplemented by the Seventeenth Supplemental Indenture thereto, dated as of February 1, 1993.

(2) Indenture, dated as of September 1, 1998, between MGE and The Bank of New York Mellon Trust Company, N.A. (successor to Bank One, N.A.), as Trustee.

(3) Note Purchase Agreement dated September 11, 2008 among MGE and the Note Purchasers named therein.

(4) Note Purchase Agreement dated December 20, 2010 among MGE and the Note Purchasers named therein.

(5) Credit Agreement, dated as of July 30, 2010, among MGE, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.

(6) Joint Power Supply Agreement, dated February 2, 1967, among MGE, Wisconsin Power and Light Company and Wisconsin Public Service Corporation.

(7)   Joint Power Supply Agreement, dated July 26, 1973, among MGE, Wisconsin Power and Light Company and Wisconsin Public Service Corporation.

(8)   Amended and Restated Agreement for Construction and Operation of Columbia Generating Plant, dated January 17, 2007, among MGE, Wisconsin Power and Light Company and Wisconsin Public Service Corporation.

(9)   West Campus Cogeneration Facility Operation and Maintenance Agreement, dated as of October 13, 2003, among MGE, as Operator, and the Board of Regents of the University of Wisconsin System, as Joint Owner.

(10)   West Campus Cogeneration Facility Lease Agreement, dated as of March 18, 2004, among MGE Power West Campus, LLC, as Lessor, and MGE, as Lessee.

(11)   West Campus Cogeneration Facility MGE Ground Sublease, dated as of March 18, 2004, among MGE Power West Campus, LLC as Lessee, and MGE, as Lessor.

(12)   Elm Road Generating Station I Operating and Maintenance Agreement, dated as of December 17, 2004, among MGE, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/ Owners, and Wisconsin Electric Power Company, as Operating Agent.

(13)   Elm Road Generating Station II Operating and Maintenance Agreement, dated as of December 17, 2004, among MGE, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/ Owners, and Wisconsin Electric Power Company, as Operating Agent.

(14)   Elm Road Generating Station Common Facilities Operating and Maintenance Agreement, dated as of December 17, 2004, among MGE, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/Owners, and Wisconsin Electric Power Company, as Operating Agent.

(15)   See Facility Lease Agreements dated as of November 4, 2005 listed as Items (2) and (6) above under MGE Power Elm Road, LLC.

(16)   See Assignment and Assumption Agreements dated as of November 4, 2004 listed as Items (4) and (8) above under MGE Power Elm Road, LLC.

(17)   Operating Agreement, dated as of October 28, 2005, among MGE Energy, Inc., MGE, and MGE Transco Investment LLC.

(18)   Interconnection Agreement dated November 22, 2002 between American Transmission Company LLC and MGE.

(19)   Final Decision (Certificate of Authority) of the PSCW dated June 25, 2004 (Docket Nos. 3270-CE-124 and 3270-CE-125) regarding MGE's application for authority to place in operation an undivided minority interest in Elm Road

Generating Station Units 1 and 2 and associated new common facilities under an affiliated interest agreement with the Issuer.

(20)   Order of the PSCW dated June 25, 2004 (Docket No. 3270-AE-103) regarding MGE's application for approval of affiliated interest agreements between MGE and the Issuer related to ownership and leasing of undivided minority interests in Elm Road Generating Station Units 1 and 2 and associated new common facilities.

(20)   PSCW Current Rate Order Docket 3270-UR-117, authorizing MGE's current retail rate structure dated January 12, 2011.

(21)   Order Granting Petition for Declaratory Order and Disclaiming Jurisdiction, issued November 19, 2004 by the Federal Energy Regulatory Commission in Docket No. EL04-136-000.

Indebtedness

Issuer Indebtedness as of December 31, 2010

Obligor	Obligee	Principal Amount Outstanding	Collateral
Issuer	MGE Power LLC	$0*	None
Issuer	Note Purchasers under Note Purchase Agreement[1]	$48,472,222.22	Collateral, as defined in the Collateral Trust Agreement[2]

*   Intercompany Note dated February 3, 2010, which has a stated amount of $5,000,000, but no amount outstanding as of December 31, 2010.

Limitation on Issuer's Debt

      Section 9.4 of the Elm Road Generating Station I Facility Lease Agreement, dated as of November 4, 2005, among the Issuer, as Lessor, and MGE, as Lessee, provides as follows:

      9.4   Other Indebtedness. Lessor shall not incur any indebtedness other than that permitted or required by this Facility Lease and the other Lease Documents, the facility lease for Unit 2 and any other agreements relating to the Future Unit or otherwise incurred in the ordinary course of business relating to the development, design, engineering, procuring, permitting, constructing, commissioning, owning, leasing and financing or refinancing of the Facility, Lessor shall not assume or guarantee or become obligated for the debts of any other Person other than as required or permitted by this Facility Lease and the other Lease Documents, the Project Documents, the facility lease for Unit 2, and any other agreements relating to the Future Unit.

---

[1] Note Purchase Agreement dated as of February 3, 2010 among MGE Power Elm Road, LLC and the Note Purchasers named therein.

[2] Collateral Trust Indenture, Security and Assignment Agreement dated as of February 3, 2010 among MGE Power Elm Road, LLC, the Secured Parties and U.S. Bank National Association, as Collateral Trustee.

Section 9.4 of the Elm Road Generating Station II Facility Lease Agreement, dated as of November 4, 2005, among the Issuer, as Lessor, and MGE, as Lessee, provides as follows:

9.4   Other Indebtedness. Lessor shall not incur any indebtedness other than that permitted or required by this Facility Lease and the other Lease Documents, the facility lease for Unit 1 and any other agreements relating to the Future Unit or otherwise incurred in the ordinary course of business relating to the development, design, engineering, procuring, permitting, constructing, commissioning, owning, leasing and financing or refinancing of the Facility, Lessor shall not assume or guarantee or become obligated for the debts of any other Person other than as required or permitted by this Facility Lease and the other Lease Documents, the Project Documents, the facility lease for Unit 1, and any other agreements relating to the Future Unit.

See Section 10.1 (Indebtedness) and 10.17 (Debt Service Coverage Ratio) of the Note Purchase Agreement dated as of February 3, 2010 among the Issuer and the Note Purchasers named therein.

Projected Debt Service Coverage Ratio

January 25*	Projected Debt Service Coverage ratio	January 25*	Projected Debt Service Coverage ratio
2012	4.53	2027	6.46
2013	4.63	2028	6.65
2014	4.72	2029	6.85
2015	4.82	2030	7.06
2016	4.92	2031	7.29
2017	5.03	2032	7.53
2018	5.15	2033	7.79
2019	5.27	2034	8.06
2020	5.39	2035	8.36
2021	5.52	2036	8.68
2022	5.66	2037	9.02
2023	5.80	2038	9.39
2024	5.95	2039	9.79
2025	6.11	2040	10.23
2026	6.28	2041	10.72

*   Shows Projected Debt Service Coverage Ratio as of first rent payment date (January 25) in each of the indicated years

Scheduled Prepayments of Series B Notes

Principal Amount:		$30,000,000	Term:		30 yrs
Coupon:		4.74%	Average Life:		15 yrs
Payment Date	Beginning Principal Balance	Principal Payments	Ending Principal Balance	Monthly Interest	Total Debt Service
25-Mar-11	$30,000,000.00	$83,333.33	$29,916,666.67	$118,500.00	**$201,833.33**
24-Apr-11	$29,916,666.67	$83,333.33	$29,833,333.34	$118,170.83	**$201,504.16**
25-May-11	$29,833,333.34	$83,333.33	$29,750,000.01	$117,841.67	**$201,175.00**
25-Jun-11	$29,750,000.01	$83,333.33	$29,666,666.68	$117,512.50	**$200,845.83**
25-Jul-11	$29,666,666.68	$83,333.33	$29,583,333.35	$117,183.33	**$200,516.66**
25-Aug-11	$29,583,333.35	$83,333.33	$29,500,000.02	$116,854.17	**$200,187.50**
25-Sep-11	$29,500,000.02	$83,333.33	$29,416,666.69	$116,525.00	**$199,858.33**
25-Oct-11	$29,416,666.69	$83,333.33	$29,333,333.36	$116,195.83	**$199,529.16**
25-Nov-11	$29,333,333.36	$83,333.33	$29,250,000.03	$115,866.67	**$199,200.00**
25-Dec-11	$29,250,000.03	$83,333.33	$29,166,666.70	$115,537.50	**$198,870.83**
25-Jan-12	$29,166,666.70	$83,333.33	$29,083,333.37	$115,208.33	**$198,541.66**
25-Feb-12	$29,083,333.37	$83,333.33	$29,000,000.04	$114,879.17	**$198,212.50**
25-Mar-12	$29,000,000.04	$83,333.33	$28,916,666.71	$114,550.00	**$197,883.33**
24-Apr-12	$28,916,666.71	$83,333.33	$28,833,333.38	$114,220.83	**$197,554.16**
25-May-12	$28,833,333.38	$83,333.33	$28,750,000.05	$113,891.67	**$197,225.00**
25-Jun-12	$28,750,000.05	$83,333.33	$28,666,666.72	$113,562.50	**$196,895.83**
25-Jul-12	$28,666,666.72	$83,333.33	$28,583,333.39	$113,233.33	**$196,566.66**
25-Aug-12	$28,583,333.39	$83,333.33	$28,500,000.06	$112,904.17	**$196,237.50**
25-Sep-12	$28,500,000.06	$83,333.33	$28,416,666.73	$112,575.00	**$195,908.33**
25-Oct-12	$28,416,666.73	$83,333.33	$28,333,333.40	$112,245.83	**$195,579.16**
25-Nov-12	$28,333,333.40	$83,333.33	$28,250,000.07	$111,916.67	**$195,250.00**
25-Dec-12	$28,250,000.07	$83,333.33	$28,166,666.74	$111,587.50	**$194,920.83**
25-Jan-13	$28,166,666.74	$83,333.33	$28,083,333.41	$111,258.33	**$194,591.66**
25-Feb-13	$28,083,333.41	$83,333.33	$28,000,000.08	$110,929.17	**$194,262.50**
25-Mar-13	$28,000,000.08	$83,333.33	$27,916,666.75	$110,600.00	**$193,933.33**
25-Apr-13	$27,916,666.75	$83,333.33	$27,833,333.42	$110,270.83	**$193,604.16**
25-May-13	$27,833,333.42	$83,333.33	$27,750,000.09	$109,941.67	**$193,275.00**
25-Jun-13	$27,750,000.09	$83,333.33	$27,666,666.76	$109,612.50	**$192,945.83**
25-Jul-13	$27,666,666.76	$83,333.33	$27,583,333.43	$109,283.33	**$192,616.66**
25-Aug-13	$27,583,333.43	$83,333.33	$27,500,000.10	$108,954.17	**$192,287.50**
25-Sep-13	$27,500,000.10	$83,333.33	$27,416,666.77	$108,625.00	**$191,958.33**
25-Oct-13	$27,416,666.77	$83,333.33	$27,333,333.44	$108,295.83	**$191,629.16**
25-Nov-13	$27,333,333.44	$83,333.33	$27,250,000.11	$107,966.67	**$191,300.00**
25-Dec-13	$27,250,000.11	$83,333.33	$27,166,666.78	$107,637.50	**$190,970.83**
25-Jan-14	$27,166,666.78	$83,333.33	$27,083,333.45	$107,308.33	**$190,641.66**
25-Feb-14	$27,083,333.45	$83,333.33	$27,000,000.12	$106,979.17	**$190,312.50**
25-Mar-14	$27,000,000.12	$83,333.33	$26,916,666.79	$106,650.00	**$189,983.33**

24-Apr-14	$26,916,666.79	$83,333.33	$26,833,333.46	$106,320.83	**$189,654.16**
25-May-14	$26,833,333.46	$83,333.33	$26,750,000.13	$105,991.67	**$189,325.00**
25-Jun-14	$26,750,000.13	$83,333.33	$26,666,666.80	$105,662.50	**$188,995.83**
25-Jul-14	$26,666,666.80	$83,333.33	$26,583,333.47	$105,333.33	**$188,666.66**
25-Aug-14	$26,583,333.47	$83,333.33	$26,500,000.14	$105,004.17	**$188,337.50**
25-Sep-14	$26,500,000.14	$83,333.33	$26,416,666.81	$104,675.00	**$188,008.33**
25-Oct-14	$26,416,666.81	$83,333.33	$26,333,333.48	$104,345.83	**$187,679.16**
25-Nov-14	$26,333,333.48	$83,333.33	$26,250,000.15	$104,016.67	**$187,350.00**
25-Dec-14	$26,250,000.15	$83,333.33	$26,166,666.82	$103,687.50	**$187,020.83**
25-Jan-15	$26,166,666.82	$83,333.33	$26,083,333.49	$103,358.33	**$186,691.66**
25-Feb-15	$26,083,333.49	$83,333.33	$26,000,000.16	$103,029.17	**$186,362.50**
25-Mar-15	$26,000,000.16	$83,333.33	$25,916,666.83	$102,700.00	**$186,033.33**
24-Apr-15	$25,916,666.83	$83,333.33	$25,833,333.50	$102,370.83	**$185,704.16**
25-May-15	$25,833,333.50	$83,333.33	$25,750,000.17	$102,041.67	**$185,375.00**
25-Jun-15	$25,750,000.17	$83,333.33	$25,666,666.84	$101,712.50	**$185,045.83**
25-Jul-15	$25,666,666.84	$83,333.33	$25,583,333.51	$101,383.33	**$184,716.66**
25-Aug-15	$25,583,333.51	$83,333.33	$25,500,000.18	$101,054.17	**$184,387.50**
25-Sep-15	$25,500,000.18	$83,333.33	$25,416,666.85	$100,725.00	**$184,058.33**
25-Oct-15	$25,416,666.85	$83,333.33	$25,333,333.52	$100,395.83	**$183,729.16**
25-Nov-15	$25,333,333.52	$83,333.33	$25,250,000.19	$100,066.67	**$183,400.00**
25-Dec-15	$25,250,000.19	$83,333.33	$25,166,666.86	$99,737.50	**$183,070.83**
25-Jan-16	$25,166,666.86	$83,333.33	$25,083,333.53	$99,408.33	**$182,741.66**
25-Feb-16	$25,083,333.53	$83,333.33	$25,000,000.20	$99,079.17	**$182,412.50**
25-Mar-16	$25,000,000.20	$83,333.33	$24,916,666.87	$98,750.00	**$182,083.33**
24-Apr-16	$24,916,666.87	$83,333.33	$24,833,333.54	$98,420.83	**$181,754.16**
25-May-16	$24,833,333.54	$83,333.33	$24,750,000.21	$98,091.67	**$181,425.00**
25-Jun-16	$24,750,000.21	$83,333.33	$24,666,666.88	$97,762.50	**$181,095.83**
25-Jul-16	$24,666,666.88	$83,333.33	$24,583,333.55	$97,433.33	**$180,766.66**
25-Aug-16	$24,583,333.55	$83,333.33	$24,500,000.22	$97,104.17	**$180,437.50**
25-Sep-16	$24,500,000.22	$83,333.33	$24,416,666.89	$96,775.00	**$180,108.33**
25-Oct-16	$24,416,666.89	$83,333.33	$24,333,333.56	$96,445.83	**$179,779.16**
25-Nov-16	$24,333,333.56	$83,333.33	$24,250,000.23	$96,116.67	**$179,450.00**
25-Dec-16	$24,250,000.23	$83,333.33	$24,166,666.90	$95,787.50	**$179,120.83**
25-Jan-17	$24,166,666.90	$83,333.33	$24,083,333.57	$95,458.33	**$178,791.66**
25-Feb-17	$24,083,333.57	$83,333.33	$24,000,000.24	$95,129.17	**$178,462.50**
25-Mar-17	$24,000,000.24	$83,333.33	$23,916,666.91	$94,800.00	**$178,133.33**
25-Apr-17	$23,916,666.91	$83,333.33	$23,833,333.58	$94,470.83	**$177,804.16**
25-May-17	$23,833,333.58	$83,333.33	$23,750,000.25	$94,141.67	**$177,475.00**
25-Jun-17	$23,750,000.25	$83,333.33	$23,666,666.92	$93,812.50	**$177,145.83**
25-Jul-17	$23,666,666.92	$83,333.33	$23,583,333.59	$93,483.33	**$176,816.66**
25-Aug-17	$23,583,333.59	$83,333.33	$23,500,000.26	$93,154.17	**$176,487.50**
25-Sep-17	$23,500,000.26	$83,333.33	$23,416,666.93	$92,825.00	**$176,158.33**
25-Oct-17	$23,416,666.93	$83,333.33	$23,333,333.60	$92,495.83	**$175,829.16**
25-Nov-17	$23,333,333.60	$83,333.33	$23,250,000.27	$92,166.67	**$175,500.00**
25-Dec-17	$23,250,000.27	$83,333.33	$23,166,666.94	$91,837.50	**$175,170.83**

25-Jan-18	$23,166,666.94	$83,333.33	$23,083,333.61	$91,508.33	**$174,841.66**
25-Feb-18	$23,083,333.61	$83,333.33	$23,000,000.28	$91,179.17	**$174,512.50**
25-Mar-18	$23,000,000.28	$83,333.33	$22,916,666.95	$90,850.00	**$174,183.33**
24-Apr-18	$22,916,666.95	$83,333.33	$22,833,333.62	$90,520.83	**$173,854.16**
25-May-18	$22,833,333.62	$83,333.33	$22,750,000.29	$90,191.67	**$173,525.00**
25-Jun-18	$22,750,000.29	$83,333.33	$22,666,666.96	$89,862.50	**$173,195.83**
25-Jul-18	$22,666,666.96	$83,333.33	$22,583,333.63	$89,533.33	**$172,866.66**
25-Aug-18	$22,583,333.63	$83,333.33	$22,500,000.30	$89,204.17	**$172,537.50**
25-Sep-18	$22,500,000.30	$83,333.33	$22,416,666.97	$88,875.00	**$172,208.33**
25-Oct-18	$22,416,666.97	$83,333.33	$22,333,333.64	$88,545.83	**$171,879.16**
25-Nov-18	$22,333,333.64	$83,333.33	$22,250,000.31	$88,216.67	**$171,550.00**
25-Dec-18	$22,250,000.31	$83,333.33	$22,166,666.98	$87,887.50	**$171,220.83**
25-Jan-19	$22,166,666.98	$83,333.33	$22,083,333.65	$87,558.33	**$170,891.66**
25-Feb-19	$22,083,333.65	$83,333.33	$22,000,000.32	$87,229.17	**$170,562.50**
25-Mar-19	$22,000,000.32	$83,333.33	$21,916,666.99	$86,900.00	**$170,233.33**
24-Apr-19	$21,916,666.99	$83,333.33	$21,833,333.66	$86,570.83	**$169,904.16**
25-May-19	$21,833,333.66	$83,333.33	$21,750,000.33	$86,241.67	**$169,575.00**
25-Jun-19	$21,750,000.33	$83,333.33	$21,666,667.00	$85,912.50	**$169,245.83**
25-Jul-19	$21,666,667.00	$83,333.33	$21,583,333.67	$85,583.33	**$168,916.66**
25-Aug-19	$21,583,333.67	$83,333.33	$21,500,000.34	$85,254.17	**$168,587.50**
25-Sep-19	$21,500,000.34	$83,333.33	$21,416,667.01	$84,925.00	**$168,258.33**
25-Oct-19	$21,416,667.01	$83,333.33	$21,333,333.68	$84,595.83	**$167,929.16**
25-Nov-19	$21,333,333.68	$83,333.33	$21,250,000.35	$84,266.67	**$167,600.00**
25-Dec-19	$21,250,000.35	$83,333.33	$21,166,667.02	$83,937.50	**$167,270.83**
25-Jan-20	$21,166,667.02	$83,333.33	$21,083,333.69	$83,608.33	**$166,941.66**
25-Feb-20	$21,083,333.69	$83,333.33	$21,000,000.36	$83,279.17	**$166,612.50**
25-Mar-20	$21,000,000.36	$83,333.33	$20,916,667.03	$82,950.00	**$166,283.33**
24-Apr-20	$20,916,667.03	$83,333.33	$20,833,333.70	$82,620.83	**$165,954.16**
25-May-20	$20,833,333.70	$83,333.33	$20,750,000.37	$82,291.67	**$165,625.00**
25-Jun-20	$20,750,000.37	$83,333.33	$20,666,667.04	$81,962.50	**$165,295.83**
25-Jul-20	$20,666,667.04	$83,333.33	$20,583,333.71	$81,633.33	**$164,966.66**
25-Aug-20	$20,583,333.71	$83,333.33	$20,500,000.38	$81,304.17	**$164,637.50**
25-Sep-20	$20,500,000.38	$83,333.33	$20,416,667.05	$80,975.00	**$164,308.33**
25-Oct-20	$20,416,667.05	$83,333.33	$20,333,333.72	$80,645.83	**$163,979.16**
25-Nov-20	$20,333,333.72	$83,333.33	$20,250,000.39	$80,316.67	**$163,650.00**
25-Dec-20	$20,250,000.39	$83,333.33	$20,166,667.06	$79,987.50	**$163,320.83**
25-Jan-21	$20,166,667.06	$83,333.33	$20,083,333.73	$79,658.33	**$162,991.66**
25-Feb-21	$20,083,333.73	$83,333.33	$20,000,000.40	$79,329.17	**$162,662.50**
25-Mar-21	$20,000,000.40	$83,333.33	$19,916,667.07	$79,000.00	**$162,333.33**
25-Apr-21	$19,916,667.07	$83,333.33	$19,833,333.74	$78,670.83	**$162,004.16**
25-May-21	$19,833,333.74	$83,333.33	$19,750,000.41	$78,341.67	**$161,675.00**
25-Jun-21	$19,750,000.41	$83,333.33	$19,666,667.08	$78,012.50	**$161,345.83**
25-Jul-21	$19,666,667.08	$83,333.33	$19,583,333.75	$77,683.33	**$161,016.66**
25-Aug-21	$19,583,333.75	$83,333.33	$19,500,000.42	$77,354.17	**$160,687.50**
25-Sep-21	$19,500,000.42	$83,333.33	$19,416,667.09	$77,025.00	**$160,358.33**

25-Oct-21	$19,416,667.09	$83,333.33	$19,333,333.76	$76,695.84	**$160,029.17**
25-Nov-21	$19,333,333.76	$83,333.33	$19,250,000.43	$76,366.67	**$159,700.00**
25-Dec-21	$19,250,000.43	$83,333.33	$19,166,667.10	$76,037.50	**$159,370.83**
25-Jan-22	$19,166,667.10	$83,333.33	$19,083,333.77	$75,708.34	**$159,041.67**
25-Feb-22	$19,083,333.77	$83,333.33	$19,000,000.44	$75,379.17	**$158,712.50**
25-Mar-22	$19,000,000.44	$83,333.33	$18,916,667.11	$75,050.00	**$158,383.33**
24-Apr-22	$18,916,667.11	$83,333.33	$18,833,333.78	$74,720.84	**$158,054.17**
25-May-22	$18,833,333.78	$83,333.33	$18,750,000.45	$74,391.67	**$157,725.00**
25-Jun-22	$18,750,000.45	$83,333.33	$18,666,667.12	$74,062.50	**$157,395.83**
25-Jul-22	$18,666,667.12	$83,333.33	$18,583,333.79	$73,733.34	**$157,066.67**
25-Aug-22	$18,583,333.79	$83,333.33	$18,500,000.46	$73,404.17	**$156,737.50**
25-Sep-22	$18,500,000.46	$83,333.33	$18,416,667.13	$73,075.00	**$156,408.33**
25-Oct-22	$18,416,667.13	$83,333.33	$18,333,333.80	$72,745.84	**$156,079.17**
25-Nov-22	$18,333,333.80	$83,333.33	$18,250,000.47	$72,416.67	**$155,750.00**
25-Dec-22	$18,250,000.47	$83,333.33	$18,166,667.14	$72,087.50	**$155,420.83**
25-Jan-23	$18,166,667.14	$83,333.33	$18,083,333.81	$71,758.34	**$155,091.67**
25-Feb-23	$18,083,333.81	$83,333.33	$18,000,000.48	$71,429.17	**$154,762.50**
25-Mar-23	$18,000,000.48	$83,333.33	$17,916,667.15	$71,100.00	**$154,433.33**
24-Apr-23	$17,916,667.15	$83,333.33	$17,833,333.82	$70,770.84	**$154,104.17**
25-May-23	$17,833,333.82	$83,333.33	$17,750,000.49	$70,441.67	**$153,775.00**
25-Jun-23	$17,750,000.49	$83,333.33	$17,666,667.16	$70,112.50	**$153,445.83**
25-Jul-23	$17,666,667.16	$83,333.33	$17,583,333.83	$69,783.34	**$153,116.67**
25-Aug-23	$17,583,333.83	$83,333.33	$17,500,000.50	$69,454.17	**$152,787.50**
25-Sep-23	$17,500,000.50	$83,333.33	$17,416,667.17	$69,125.00	**$152,458.33**
25-Oct-23	$17,416,667.17	$83,333.33	$17,333,333.84	$68,795.84	**$152,129.17**
25-Nov-23	$17,333,333.84	$83,333.33	$17,250,000.51	$68,466.67	**$151,800.00**
25-Dec-23	$17,250,000.51	$83,333.33	$17,166,667.18	$68,137.50	**$151,470.83**
25-Jan-24	$17,166,667.18	$83,333.33	$17,083,333.85	$67,808.34	**$151,141.67**
25-Feb-24	$17,083,333.85	$83,333.33	$17,000,000.52	$67,479.17	**$150,812.50**
25-Mar-24	$17,000,000.52	$83,333.33	$16,916,667.19	$67,150.00	**$150,483.33**
24-Apr-24	$16,916,667.19	$83,333.33	$16,833,333.86	$66,820.84	**$150,154.17**
25-May-24	$16,833,333.86	$83,333.33	$16,750,000.53	$66,491.67	**$149,825.00**
25-Jun-24	$16,750,000.53	$83,333.33	$16,666,667.20	$66,162.50	**$149,495.83**
25-Jul-24	$16,666,667.20	$83,333.33	$16,583,333.87	$65,833.34	**$149,166.67**
25-Aug-24	$16,583,333.87	$83,333.33	$16,500,000.54	$65,504.17	**$148,837.50**
25-Sep-24	$16,500,000.54	$83,333.33	$16,416,667.21	$65,175.00	**$148,508.33**
25-Oct-24	$16,416,667.21	$83,333.33	$16,333,333.88	$64,845.84	**$148,179.17**
25-Nov-24	$16,333,333.88	$83,333.33	$16,250,000.55	$64,516.67	**$147,850.00**
25-Dec-24	$16,250,000.55	$83,333.33	$16,166,667.22	$64,187.50	**$147,520.83**
25-Jan-25	$16,166,667.22	$83,333.33	$16,083,333.89	$63,858.34	**$147,191.67**
25-Feb-25	$16,083,333.89	$83,333.33	$16,000,000.56	$63,529.17	**$146,862.50**
25-Mar-25	$16,000,000.56	$83,333.33	$15,916,667.23	$63,200.00	**$146,533.33**
25-Apr-25	$15,916,667.23	$83,333.33	$15,833,333.90	$62,870.84	**$146,204.17**
25-May-25	$15,833,333.90	$83,333.33	$15,750,000.57	$62,541.67	**$145,875.00**
25-Jun-25	$15,750,000.57	$83,333.33	$15,666,667.24	$62,212.50	**$145,545.83**

25-Jul-25	$15,666,667.24	$83,333.33	$15,583,333.91	$61,883.34	**$145,216.67**
25-Aug-25	$15,583,333.91	$83,333.33	$15,500,000.58	$61,554.17	**$144,887.50**
25-Sep-25	$15,500,000.58	$83,333.33	$15,416,667.25	$61,225.00	**$144,558.33**
25-Oct-25	$15,416,667.25	$83,333.33	$15,333,333.92	$60,895.84	**$144,229.17**
25-Nov-25	$15,333,333.92	$83,333.33	$15,250,000.59	$60,566.67	**$143,900.00**
25-Dec-25	$15,250,000.59	$83,333.33	$15,166,667.26	$60,237.50	**$143,570.83**
25-Jan-26	$15,166,667.26	$83,333.33	$15,083,333.93	$59,908.34	**$143,241.67**
25-Feb-26	$15,083,333.93	$83,333.33	$15,000,000.60	$59,579.17	**$142,912.50**
25-Mar-26	$15,000,000.60	$83,333.33	$14,916,667.27	$59,250.00	**$142,583.33**
24-Apr-26	$14,916,667.27	$83,333.33	$14,833,333.94	$58,920.84	**$142,254.17**
25-May-26	$14,833,333.94	$83,333.33	$14,750,000.61	$58,591.67	**$141,925.00**
25-Jun-26	$14,750,000.61	$83,333.33	$14,666,667.28	$58,262.50	**$141,595.83**
25-Jul-26	$14,666,667.28	$83,333.33	$14,583,333.95	$57,933.34	**$141,266.67**
25-Aug-26	$14,583,333.95	$83,333.33	$14,500,000.62	$57,604.17	**$140,937.50**
25-Sep-26	$14,500,000.62	$83,333.33	$14,416,667.29	$57,275.00	**$140,608.33**
25-Oct-26	$14,416,667.29	$83,333.33	$14,333,333.96	$56,945.84	**$140,279.17**
25-Nov-26	$14,333,333.96	$83,333.33	$14,250,000.63	$56,616.67	**$139,950.00**
25-Dec-26	$14,250,000.63	$83,333.33	$14,166,667.30	$56,287.50	**$139,620.83**
25-Jan-27	$14,166,667.30	$83,333.33	$14,083,333.97	$55,958.34	**$139,291.67**
25-Feb-27	$14,083,333.97	$83,333.33	$14,000,000.64	$55,629.17	**$138,962.50**
25-Mar-27	$14,000,000.64	$83,333.33	$13,916,667.31	$55,300.00	**$138,633.33**
24-Apr-27	$13,916,667.31	$83,333.33	$13,833,333.98	$54,970.84	**$138,304.17**
25-May-27	$13,833,333.98	$83,333.33	$13,750,000.65	$54,641.67	**$137,975.00**
25-Jun-27	$13,750,000.65	$83,333.33	$13,666,667.32	$54,312.50	**$137,645.83**
25-Jul-27	$13,666,667.32	$83,333.33	$13,583,333.99	$53,983.34	**$137,316.67**
25-Aug-27	$13,583,333.99	$83,333.33	$13,500,000.66	$53,654.17	**$136,987.50**
25-Sep-27	$13,500,000.66	$83,333.33	$13,416,667.33	$53,325.00	**$136,658.33**
25-Oct-27	$13,416,667.33	$83,333.33	$13,333,334.00	$52,995.84	**$136,329.17**
25-Nov-27	$13,333,334.00	$83,333.33	$13,250,000.67	$52,666.67	**$136,000.00**
25-Dec-27	$13,250,000.67	$83,333.33	$13,166,667.34	$52,337.50	**$135,670.83**
25-Jan-28	$13,166,667.34	$83,333.33	$13,083,334.01	$52,008.34	**$135,341.67**
25-Feb-28	$13,083,334.01	$83,333.33	$13,000,000.68	$51,679.17	**$135,012.50**
25-Mar-28	$13,000,000.68	$83,333.33	$12,916,667.35	$51,350.00	**$134,683.33**
24-Apr-28	$12,916,667.35	$83,333.33	$12,833,334.02	$51,020.84	**$134,354.17**
25-May-28	$12,833,334.02	$83,333.33	$12,750,000.69	$50,691.67	**$134,025.00**
25-Jun-28	$12,750,000.69	$83,333.33	$12,666,667.36	$50,362.50	**$133,695.83**
25-Jul-28	$12,666,667.36	$83,333.33	$12,583,334.03	$50,033.34	**$133,366.67**
25-Aug-28	$12,583,334.03	$83,333.33	$12,500,000.70	$49,704.17	**$133,037.50**
25-Sep-28	$12,500,000.70	$83,333.33	$12,416,667.37	$49,375.00	**$132,708.33**
25-Oct-28	$12,416,667.37	$83,333.33	$12,333,334.04	$49,045.84	**$132,379.17**
25-Nov-28	$12,333,334.04	$83,333.33	$12,250,000.71	$48,716.67	**$132,050.00**
25-Dec-28	$12,250,000.71	$83,333.33	$12,166,667.38	$48,387.50	**$131,720.83**
25-Jan-29	$12,166,667.38	$83,333.33	$12,083,334.05	$48,058.34	**$131,391.67**
25-Feb-29	$12,083,334.05	$83,333.33	$12,000,000.72	$47,729.17	**$131,062.50**
25-Mar-29	$12,000,000.72	$83,333.33	$11,916,667.39	$47,400.00	**$130,733.33**

24-Apr-29	$11,916,667.39	$83,333.33	$11,833,334.06	$47,070.84	**$130,404.17**
25-May-29	$11,833,334.06	$83,333.33	$11,750,000.73	$46,741.67	**$130,075.00**
25-Jun-29	$11,750,000.73	$83,333.33	$11,666,667.40	$46,412.50	**$129,745.83**
25-Jul-29	$11,666,667.40	$83,333.33	$11,583,334.07	$46,083.34	**$129,416.67**
25-Aug-29	$11,583,334.07	$83,333.33	$11,500,000.74	$45,754.17	**$129,087.50**
25-Sep-29	$11,500,000.74	$83,333.33	$11,416,667.41	$45,425.00	**$128,758.33**
25-Oct-29	$11,416,667.41	$83,333.33	$11,333,334.08	$45,095.84	**$128,429.17**
25-Nov-29	$11,333,334.08	$83,333.33	$11,250,000.75	$44,766.67	**$128,100.00**
25-Dec-29	$11,250,000.75	$83,333.33	$11,166,667.42	$44,437.50	**$127,770.83**
25-Jan-30	$11,166,667.42	$83,333.33	$11,083,334.09	$44,108.34	**$127,441.67**
25-Feb-30	$11,083,334.09	$83,333.33	$11,000,000.76	$43,779.17	**$127,112.50**
25-Mar-30	$11,000,000.76	$83,333.33	$10,916,667.43	$43,450.00	**$126,783.33**
24-Apr-30	$10,916,667.43	$83,333.33	$10,833,334.10	$43,120.84	**$126,454.17**
25-May-30	$10,833,334.10	$83,333.33	$10,750,000.77	$42,791.67	**$126,125.00**
25-Jun-30	$10,750,000.77	$83,333.33	$10,666,667.44	$42,462.50	**$125,795.83**
25-Jul-30	$10,666,667.44	$83,333.33	$10,583,334.11	$42,133.34	**$125,466.67**
25-Aug-30	$10,583,334.11	$83,333.33	$10,500,000.78	$41,804.17	**$125,137.50**
25-Sep-30	$10,500,000.78	$83,333.33	$10,416,667.45	$41,475.00	**$124,808.33**
25-Oct-30	$10,416,667.45	$83,333.33	$10,333,334.12	$41,145.84	**$124,479.17**
25-Nov-30	$10,333,334.12	$83,333.33	$10,250,000.79	$40,816.67	**$124,150.00**
25-Dec-30	$10,250,000.79	$83,333.33	$10,166,667.46	$40,487.50	**$123,820.83**
25-Jan-31	$10,166,667.46	$83,333.33	$10,083,334.13	$40,158.34	**$123,491.67**
25-Feb-31	$10,083,334.13	$83,333.33	$10,000,000.80	$39,829.17	**$123,162.50**
25-Mar-31	$10,000,000.80	$83,333.33	$9,916,667.47	$39,500.00	**$122,833.33**
24-Apr-31	$9,916,667.47	$83,333.33	$9,833,334.14	$39,170.84	**$122,504.17**
25-May-31	$9,833,334.14	$83,333.33	$9,750,000.81	$38,841.67	**$122,175.00**
25-Jun-31	$9,750,000.81	$83,333.33	$9,666,667.48	$38,512.50	**$121,845.83**
25-Jul-31	$9,666,667.48	$83,333.33	$9,583,334.15	$38,183.34	**$121,516.67**
25-Aug-31	$9,583,334.15	$83,333.33	$9,500,000.82	$37,854.17	**$121,187.50**
25-Sep-31	$9,500,000.82	$83,333.33	$9,416,667.49	$37,525.00	**$120,858.33**
25-Oct-31	$9,416,667.49	$83,333.33	$9,333,334.16	$37,195.84	**$120,529.17**
25-Nov-31	$9,333,334.16	$83,333.33	$9,250,000.83	$36,866.67	**$120,200.00**
25-Dec-31	$9,250,000.83	$83,333.33	$9,166,667.50	$36,537.50	**$119,870.83**
25-Jan-32	$9,166,667.50	$83,333.33	$9,083,334.17	$36,208.34	**$119,541.67**
25-Feb-32	$9,083,334.17	$83,333.33	$9,000,000.84	$35,879.17	**$119,212.50**
25-Mar-32	$9,000,000.84	$83,333.33	$8,916,667.51	$35,550.00	**$118,883.33**
24-Apr-32	$8,916,667.51	$83,333.33	$8,833,334.18	$35,220.84	**$118,554.17**
25-May-32	$8,833,334.18	$83,333.33	$8,750,000.85	$34,891.67	**$118,225.00**
25-Jun-32	$8,750,000.85	$83,333.33	$8,666,667.52	$34,562.50	**$117,895.83**
25-Jul-32	$8,666,667.52	$83,333.33	$8,583,334.19	$34,233.34	**$117,566.67**
25-Aug-32	$8,583,334.19	$83,333.33	$8,500,000.86	$33,904.17	**$117,237.50**
25-Sep-32	$8,500,000.86	$83,333.33	$8,416,667.53	$33,575.00	**$116,908.33**
25-Oct-32	$8,416,667.53	$83,333.33	$8,333,334.20	$33,245.84	**$116,579.17**
25-Nov-32	$8,333,334.20	$83,333.33	$8,250,000.87	$32,916.67	**$116,250.00**
25-Dec-32	$8,250,000.87	$83,333.33	$8,166,667.54	$32,587.50	**$115,920.83**

25-Jan-33	$8,166,667.54	$83,333.33	$8,083,334.21	$32,258.34	**$115,591.67**
25-Feb-33	$8,083,334.21	$83,333.33	$8,000,000.88	$31,929.17	**$115,262.50**
25-Mar-33	$8,000,000.88	$83,333.33	$7,916,667.55	$31,600.00	**$114,933.33**
25-Apr-33	$7,916,667.55	$83,333.33	$7,833,334.22	$31,270.84	**$114,604.17**
25-May-33	$7,833,334.22	$83,333.33	$7,750,000.89	$30,941.67	**$114,275.00**
25-Jun-33	$7,750,000.89	$83,333.33	$7,666,667.56	$30,612.50	**$113,945.83**
25-Jul-33	$7,666,667.56	$83,333.33	$7,583,334.23	$30,283.34	**$113,616.67**
25-Aug-33	$7,583,334.23	$83,333.33	$7,500,000.90	$29,954.17	**$113,287.50**
25-Sep-33	$7,500,000.90	$83,333.33	$7,416,667.57	$29,625.00	**$112,958.33**
25-Oct-33	$7,416,667.57	$83,333.33	$7,333,334.24	$29,295.84	**$112,629.17**
25-Nov-33	$7,333,334.24	$83,333.33	$7,250,000.91	$28,966.67	**$112,300.00**
25-Dec-33	$7,250,000.91	$83,333.33	$7,166,667.58	$28,637.50	**$111,970.83**
25-Jan-34	$7,166,667.58	$83,333.33	$7,083,334.25	$28,308.34	**$111,641.67**
25-Feb-34	$7,083,334.25	$83,333.33	$7,000,000.92	$27,979.17	**$111,312.50**
25-Mar-34	$7,000,000.92	$83,333.33	$6,916,667.59	$27,650.00	**$110,983.33**
24-Apr-34	$6,916,667.59	$83,333.33	$6,833,334.26	$27,320.84	**$110,654.17**
25-May-34	$6,833,334.26	$83,333.33	$6,750,000.93	$26,991.67	**$110,325.00**
25-Jun-34	$6,750,000.93	$83,333.33	$6,666,667.60	$26,662.50	**$109,995.83**
25-Jul-34	$6,666,667.60	$83,333.33	$6,583,334.27	$26,333.34	**$109,666.67**
25-Aug-34	$6,583,334.27	$83,333.33	$6,500,000.94	$26,004.17	**$109,337.50**
25-Sep-34	$6,500,000.94	$83,333.33	$6,416,667.61	$25,675.00	**$109,008.33**
25-Oct-34	$6,416,667.61	$83,333.33	$6,333,334.28	$25,345.84	**$108,679.17**
25-Nov-34	$6,333,334.28	$83,333.33	$6,250,000.95	$25,016.67	**$108,350.00**
25-Dec-34	$6,250,000.95	$83,333.33	$6,166,667.62	$24,687.50	**$108,020.83**
25-Jan-35	$6,166,667.62	$83,333.33	$6,083,334.29	$24,358.34	**$107,691.67**
25-Feb-35	$6,083,334.29	$83,333.33	$6,000,000.96	$24,029.17	**$107,362.50**
25-Mar-35	$6,000,000.96	$83,333.33	$5,916,667.63	$23,700.00	**$107,033.33**
24-Apr-35	$5,916,667.63	$83,333.33	$5,833,334.30	$23,370.84	**$106,704.17**
25-May-35	$5,833,334.30	$83,333.33	$5,750,000.97	$23,041.67	**$106,375.00**
25-Jun-35	$5,750,000.97	$83,333.33	$5,666,667.64	$22,712.50	**$106,045.83**
25-Jul-35	$5,666,667.64	$83,333.33	$5,583,334.31	$22,383.34	**$105,716.67**
25-Aug-35	$5,583,334.31	$83,333.33	$5,500,000.98	$22,054.17	**$105,387.50**
25-Sep-35	$5,500,000.98	$83,333.33	$5,416,667.65	$21,725.00	**$105,058.33**
25-Oct-35	$5,416,667.65	$83,333.33	$5,333,334.32	$21,395.84	**$104,729.17**
25-Nov-35	$5,333,334.32	$83,333.33	$5,250,000.99	$21,066.67	**$104,400.00**
25-Dec-35	$5,250,000.99	$83,333.33	$5,166,667.66	$20,737.50	**$104,070.83**
25-Jan-36	$5,166,667.66	$83,333.33	$5,083,334.33	$20,408.34	**$103,741.67**
25-Feb-36	$5,083,334.33	$83,333.33	$5,000,001.00	$20,079.17	**$103,412.50**
25-Mar-36	$5,000,001.00	$83,333.33	$4,916,667.67	$19,750.00	**$103,083.33**
24-Apr-36	$4,916,667.67	$83,333.33	$4,833,334.34	$19,420.84	**$102,754.17**
25-May-36	$4,833,334.34	$83,333.33	$4,750,001.01	$19,091.67	**$102,425.00**
25-Jun-36	$4,750,001.01	$83,333.33	$4,666,667.68	$18,762.50	**$102,095.83**
25-Jul-36	$4,666,667.68	$83,333.33	$4,583,334.35	$18,433.34	**$101,766.67**
25-Aug-36	$4,583,334.35	$83,333.33	$4,500,001.02	$18,104.17	**$101,437.50**
25-Sep-36	$4,500,001.02	$83,333.33	$4,416,667.69	$17,775.00	**$101,108.33**

25-Oct-36	$4,416,667.69	$83,333.33	$4,333,334.36	$17,445.84	**$100,779.17**
25-Nov-36	$4,333,334.36	$83,333.33	$4,250,001.03	$17,116.67	**$100,450.00**
25-Dec-36	$4,250,001.03	$83,333.33	$4,166,667.70	$16,787.50	**$100,120.83**
25-Jan-37	$4,166,667.70	$83,333.33	$4,083,334.37	$16,458.34	**$99,791.67**
25-Feb-37	$4,083,334.37	$83,333.33	$4,000,001.04	$16,129.17	**$99,462.50**
25-Mar-37	$4,000,001.04	$83,333.33	$3,916,667.71	$15,800.00	**$99,133.33**
25-Apr-37	$3,916,667.71	$83,333.33	$3,833,334.38	$15,470.84	**$98,804.17**
25-May-37	$3,833,334.38	$83,333.33	$3,750,001.05	$15,141.67	**$98,475.00**
25-Jun-37	$3,750,001.05	$83,333.33	$3,666,667.72	$14,812.50	**$98,145.83**
25-Jul-37	$3,666,667.72	$83,333.33	$3,583,334.39	$14,483.34	**$97,816.67**
25-Aug-37	$3,583,334.39	$83,333.33	$3,500,001.06	$14,154.17	**$97,487.50**
25-Sep-37	$3,500,001.06	$83,333.33	$3,416,667.73	$13,825.00	**$97,158.33**
25-Oct-37	$3,416,667.73	$83,333.33	$3,333,334.40	$13,495.84	**$96,829.17**
25-Nov-37	$3,333,334.40	$83,333.33	$3,250,001.07	$13,166.67	**$96,500.00**
25-Dec-37	$3,250,001.07	$83,333.33	$3,166,667.74	$12,837.50	**$96,170.83**
25-Jan-38	$3,166,667.74	$83,333.33	$3,083,334.41	$12,508.34	**$95,841.67**
25-Feb-38	$3,083,334.41	$83,333.33	$3,000,001.08	$12,179.17	**$95,512.50**
25-Mar-38	$3,000,001.08	$83,333.33	$2,916,667.75	$11,850.00	**$95,183.33**
24-Apr-38	$2,916,667.75	$83,333.33	$2,833,334.42	$11,520.84	**$94,854.17**
25-May-38	$2,833,334.42	$83,333.33	$2,750,001.09	$11,191.67	**$94,525.00**
25-Jun-38	$2,750,001.09	$83,333.33	$2,666,667.76	$10,862.50	**$94,195.83**
25-Jul-38	$2,666,667.76	$83,333.33	$2,583,334.43	$10,533.34	**$93,866.67**
25-Aug-38	$2,583,334.43	$83,333.33	$2,500,001.10	$10,204.17	**$93,537.50**
25-Sep-38	$2,500,001.10	$83,333.33	$2,416,667.77	$9,875.00	**$93,208.33**
25-Oct-38	$2,416,667.77	$83,333.33	$2,333,334.44	$9,545.84	**$92,879.17**
25-Nov-38	$2,333,334.44	$83,333.33	$2,250,001.11	$9,216.67	**$92,550.00**
25-Dec-38	$2,250,001.11	$83,333.33	$2,166,667.78	$8,887.50	**$92,220.83**
25-Jan-39	$2,166,667.78	$83,333.33	$2,083,334.45	$8,558.34	**$91,891.67**
25-Feb-39	$2,083,334.45	$83,333.33	$2,000,001.12	$8,229.17	**$91,562.50**
25-Mar-39	$2,000,001.12	$83,333.33	$1,916,667.79	$7,900.00	**$91,233.33**
24-Apr-39	$1,916,667.79	$83,333.33	$1,833,334.46	$7,570.84	**$90,904.17**
25-May-39	$1,833,334.46	$83,333.33	$1,750,001.13	$7,241.67	**$90,575.00**
25-Jun-39	$1,750,001.13	$83,333.33	$1,666,667.80	$6,912.50	**$90,245.83**
25-Jul-39	$1,666,667.80	$83,333.33	$1,583,334.47	$6,583.34	**$89,916.67**
25-Aug-39	$1,583,334.47	$83,333.33	$1,500,001.14	$6,254.17	**$89,587.50**
25-Sep-39	$1,500,001.14	$83,333.33	$1,416,667.81	$5,925.00	**$89,258.33**
25-Oct-39	$1,416,667.81	$83,333.33	$1,333,334.48	$5,595.84	**$88,929.17**
25-Nov-39	$1,333,334.48	$83,333.33	$1,250,001.15	$5,266.67	**$88,600.00**
25-Dec-39	$1,250,001.15	$83,333.33	$1,166,667.82	$4,937.50	**$88,270.83**
25-Jan-40	$1,166,667.82	$83,333.33	$1,083,334.49	$4,608.34	**$87,941.67**
25-Feb-40	$1,083,334.49	$83,333.33	$1,000,001.16	$4,279.17	**$87,612.50**
25-Mar-40	$1,000,001.16	$83,333.33	$916,667.83	$3,950.00	**$87,283.33**
24-Apr-40	$916,667.83	$83,333.33	$833,334.50	$3,620.84	**$86,954.17**
25-May-40	$833,334.50	$83,333.33	$750,001.17	$3,291.67	**$86,625.00**
25-Jun-40	$750,001.17	$83,333.33	$666,667.84	$2,962.50	**$86,295.83**

25-Jul-40	$666,667.84	$83,333.33	$583,334.51	$2,633.34	**$85,966.67**
25-Aug-40	$583,334.51	$83,333.33	$500,001.18	$2,304.17	**$85,637.50**
25-Sep-40	$500,001.18	$83,333.33	$416,667.85	$1,975.00	**$85,308.33**
25-Oct-40	$416,667.85	$83,333.33	$333,334.52	$1,645.84	**$84,979.17**
25-Nov-40	$333,334.52	$83,333.33	$250,001.19	$1,316.67	**$84,650.00**
25-Dec-40	$250,001.19	$83,333.33	$166,667.86	$987.50	**$84,320.83**
25-Jan-41	$166,667.86	$83,333.33	$83,334.53	$658.34	**$83,991.67**
25-Feb-41	$83,334.53	$83,334.53	$0.00	$329.17	**$83,663.70**
	Total =>	**$30,000,000.00**			

EXHIBIT 4.2

EXECUTION VERSION

Joinder

Re: MGE Power Elm Road, LLC

This Joinder to Collateral Trust Indenture, Security and Assignment Agreement (this *"Security Joinder"*), dated as of February 28, 2011,   is entered into by the undersigned Metropolitan Life Insurance Company (the *"Additional Secured Party"*), MGE Power Elm Road, LLC, a Wisconsin limited liability company (the *"Issuer"*), and U.S. Bank National Association, a national banking association, as collateral trustee on behalf of the Secured Parties (the *"Trustee"*). Terms not otherwise defined herein shall have the meaning set forth in the Indenture hereinafter referred to below.

Recitals

Whereas, the Issuer owns an undivided interest in each of the Unit 1 Facility and the Unit 2 Facility;

Whereas, pursuant to the Facility Lease Agreements, the Issuer has leased to MGE its interest in each of the Unit 1 Facility and the Unit 2 Facility;

Whereas, in order to finance a portion of the Issuer's share of the cost of developing and constructing the Facilities, the Issuer has entered into the Note Purchase Agreement pursuant to which the Issuer has issued and sold the Series A Notes to the Purchasers listed on Schedule A to the Note Purchase Agreement;

Whereas, pursuant to Section 10.1(b) of the Note Purchase Agreement, the Issuer may incur additional Indebtedness to finance any remaining development and construction costs related to the Unit 2 Facility, which additional Indebtedness may be in the form of (i) the issuance of Additional Notes to Additional Purchasers pursuant to the Note Purchase Agreement or (ii) Other Secured Loans made by Other Secured Lenders pursuant to an Other Secured Loan Agreement;

Whereas, to secure the Issuer's obligations with respect to the Series A Notes and any Additional Notes or Other Secured Loans, the Issuer has entered into certain Security Documents, including, but not limited to that certain Collateral Trust Indenture, Security and Assignment Agreement, dated as of February 3, 2010 (as amended, supplemented or otherwise modified from time to time, the *"Indenture"*), by and among the Issuer, each of the Secured Parties thereto and the Trustee, pursuant to which the Issuer has collaterally assigned in favor of the Trustee, for the benefit of the Secured Parties, all of its right, title and interest in the Collateral described therein;

Whereas, pursuant to Section 10.10 of the Indenture, any Additional Purchasers or Other Secured Lenders wishing to become an Additional Secured Party and obtain rights in the Collateral and otherwise to be entitled to the benefits of the Indenture and the other Security Documents is required to enter into this Security Joinder;

Whereas, in order to finance the remaining development and construction costs related to the Unit 2 Facility, the Issuer has entered into the First Supplement to Note Purchase Agreement dated as of the date hereof (the *"First Supplement"*), pursuant to which the Issuer has issued and sold to the Additional Secured Party $30,000,000 aggregate principal amount of its 4.74% Senior Secured Notes, Series B, due February 25, 2041 (the *"Series B Notes"*); and

Whereas, in accordance with the foregoing Recitals, the Additional Secured Party desires to enter into this Security Joinder and thereby join the Indenture as a "Secured Party" and obtain rights in the Collateral and otherwise be entitled to the benefits of the Indenture and the other Security Documents.

Now, Therefore, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the Additional Secured Party does hereby covenant and agree, as follows:

In accordance with the requirements of the Indenture, the Additional Secured Party desires to join in the Indenture as a "Secured Party" and agrees to be a party to, subject to, and bound by the terms and provisions of the Indenture in the same manner as if the Additional Secured Party was an original signatory to the Indenture, so that at all times from and after the date hereof, the Additional Secured Party shall be entitled to the rights and benefits set forth in Indenture to the extent and in the manner set forth therein.

The undersigned is duly authorized to execute and deliver this Security Joinder. The execution by the undersigned of this Security Joinder shall evidence its consent to and acknowledgment and approval of the terms set forth herein and in the Indenture.

Upon execution of this Security Joinder, the Indenture shall be deemed to be amended as set forth above. Except as amended herein, the terms and provisions of the Indenture is hereby ratified, confirmed and approved in all respects.

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Any and all notices, requests, certificates and other instruments (including any Note) may refer to the Indenture without making specific reference to this Security Joinder, but nevertheless all such references shall be deemed to include this Security Joinder unless the context shall otherwise require.

Metropolitan Life Insurance Company

By   /s/ John A. Tanyeri
     Name: John A. Tanyeri
     Title: Director

MGE Power Elm Road, LLC

By   /s/ Jeffrey C. Newman
     Name: Jeffrey C. Newman
     Title: Manager

U.S Bank National Association, as Trustee

By   /s/ Steven F. Posto
     Name: Steven F. Posto
     Title: Vice President